UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2016

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                     No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

TEEKAY TANKERS LTD.

March 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 3)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	$	$
REVENUES
Net pool revenues (note 12a)	110,806	80,509
Time charter revenues (note 12a)	22,987	14,162
Voyage charter revenues	20,549	7,528
Other revenues (notes 6 and 15)	10,608	5,324

Total revenues	164,950	107,523
Voyage expenses (note 12a)	(12,823)	(3,898)
Vessel operating expenses (note 12a)	(45,073)	(23,972)
Time-charter hire expense (note 12a)	(20,716)	(15,003)
Depreciation and amortization	(27,067)	(14,456)
General and administrative expenses (note 12a)	(5,433)	(3,471)
Restructuring charges (note 15)	—	(5,324)

Income from operations	53,838	41,399
Interest expense	(8,271)	(2,470)
Interest income	26	31
Realized and unrealized loss on derivative instruments (note 8)	(7,781)	(1,587)
Equity income (note 5)	3,814	2,582
Other (expense) income (note 9)	(2,646)	21

Net income	38,980	39,976

Per common share amounts (note 13)
– Basic earnings per share	0.25	0.34
– Diluted earnings per share	0.25	0.34
– Cash dividends declared	—	0.03
Weighted-average number of Class A and Class B common stock outstanding (note 13)
– Basic	156,083,657	115,044,039
– Diluted	156,492,737	115,633,035

Related party transactions (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS (note 3)

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2016	December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	68,374	96,417
Restricted cash	1,000	870
Pool receivable from affiliates, net (note 12b)	45,307	62,735
Accounts receivable	25,325	28,313
Due from affiliates (note 12b)	57,364	67,159
Prepaid expenses	21,587	24,320

Total current assets	218,957	279,814
Vessels and equipment
At cost, less accumulated depreciation of $415.8 million (2015 – $391.0 million)	1,746,180	1,767,925
Investment in and advances to equity accounted investments (note 5)	75,622	86,808
Derivative asset (note 8)	3,053	5,164
Intangible assets – net (note 16)	20,468	29,619
Goodwill (note 16)	8,059	—
Other non-current assets	452	146

Total assets	2,072,791	2,169,476

LIABILITIES AND EQUITY
Current
Accounts payable	14,554	16,717
Accrued liabilities	30,233	62,029
Current portion of long-term debt (note 7)	158,346	174,047
Current portion of derivative liabilities (note 8)	3,577	6,330
Current portion of in-process revenue contracts (notes 6 and 15)	—	1,223
Deferred revenue	1,105	2,676
Due to affiliates (note 12b)	5,075	26,630

Total current liabilities	212,890	289,652
Long-term debt (note 7)	930,077	990,558
Derivative liabilities (note 8)	3,039	4,208
Other long-term liabilities (note 9)	9,952	7,597

Total liabilities	1,155,958	1,292,015

Commitments and contingencies (notes 5, 7 and 8)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 133.0 million Class A and 23.2 million Class B shares issued and outstanding as of March 31, 2016 and 132.8 million Class A and 23.2 million Class B shares issued and outstanding as of December 31, 2015) (note 11)	1,095,266	1,094,874
Accumulated deficit	(178,433)	(217,413)

Total equity	916,833	877,461

Total liabilities and equity	2,072,791	2,169,476

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 3)

(in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	38,980	39,976
Non-cash items:
Depreciation and amortization	27,067	14,456
Unrealized gain on derivative instruments	(1,812)	(877)
Equity income	(3,814)	(2,582)
Other	3,018	568
Change in operating assets and liabilities	(5,531)	(8,078)
Expenditures for dry docking	(2,187)	(1,996)

Net operating cash flow	55,721	41,467

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	848,989	221,587
Repayments of long-term debt	(36,574)	(5,092)
Prepayment of long-term debt	(890,091)	(161,592)
Repayment of long-term debt of Entities under Common Control (note 3)	—	(1,324)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	772
Net advances to affiliates (note 3)	—	(1,022)
Cash dividends paid	(18,724)	(3,452)
Proceeds from equity offerings, net of offering costs (note 11)	—	13,665

Net financing cash flow	(96,400)	63,542

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,364)	(227,054)
Return of capital from (investment in) Teekay Tanker Operations Ltd. (note 5c)	15,000	(239)

Net investing cash flow	12,636	(227,293)

Decrease in cash and cash equivalents	(28,043)	(122,284)
Cash and cash equivalents, beginning of the period	96,417	162,797

Cash and cash equivalents, end of the period	68,374	40,513

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock	Class A	Class B	Accumulated Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2015	156,031	1,032,239	62,635	(217,413)	877,461

Net income	—	—	—	38,980	38,980
Equity-based compensation (note 11)	169	392	—	—	392

Balance as at March 31, 2016	156,200	1,032,631	62,635	(178,433)	916,833

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2015. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (or ASU 2015-16) to simplify the accounting for business combinations, specifically as it relates to measurement-period adjustments. Acquiring entities in a business combination must now recognize measurement-period adjustments in the reporting period in which the adjustment amounts are determined, instead of retroactively adjusting prior periods. ASU 2015-16 is effective for the Company beginning January 1, 2016. The actual impact of adoption will depend on the amount of measurement period adjustments in future periods.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

3.	Acquisition of Entities under Common Control

On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay Corporation (or Teekay), two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016. As part of this acquisition Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO are reflected on the Company’s consolidated balance sheet at TOO’s historical carrying values. The net purchase price of $39.0 million over TOO’s historical net carrying value of the assets acquired and debt assumed of $25.0 million has been accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between us and Teekay that occurred prior to the vessels’ acquisition by us have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges increased the Company’s net income for the quarter ended March 31, 2015 by $1.0 million. The adjustments for the Entities under Common Control increased the Company’s revenues for the quarter ended March 31, 2015 by $3.6 million.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In the preparation of these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Entities under Common Control.

4.	Segment Reporting

On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company I.M. Skaugen SE (see note 16). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes results for the Company’s revenues and income from vessel operations by segment for the period ended March 31, 2016.

Three Months ended March 31, 2016
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Revenue(1)	Total
Revenues	155,565	10,086	(701)	164,950
Voyage expenses	(13,258)	(266)	701	(12,823)
Vessel operating expenses	(37,508)	(7,565)	—	(45,073)
Time-charter hire expense	(20,430)	(286)	—	(20,716)
Depreciation and amortization	(25,954)	(1,113)	—	(27,067)
General and administrative expenses	(4,771)	(662)	—	(5,433)

Income from operations(2)	53,644	194	—	53,838

Equity income	3,814	—	—	3,814

(1)	The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations at a cost of $24,750 per voyage.
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at March 31, 2016 $	As at December 31, 2015 $
Conventional Tanker	1,948,443	2,020,317
Ship-to-Ship Transfer	30,649	24,429
Cash and cash equivalents	68,374	96,417
Accounts receivable	25,325	28,313

Consolidated total assets	2,072,791	2,169,476

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Investments in and Advances to Equity Accounted Investments

	As at March 31, 2016 $	As at December 31, 2015 $
High-Q Joint Venture	21,495	21,166
Tanker Investments Ltd.	46,275	44,195
Teekay Tanker Operations Ltd.	7,852	21,447

Total	75,622	86,808

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at March 31, 2016, the loan had an outstanding balance of $52.8 million (December 31, 2015 – $54.2 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $52.8 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 8). The stock purchase warrant is a derivative asset which had an estimated fair value of $3.1 million as at March 31, 2016 (December 31, 2015 – $5.2 million). The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In 2015, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. In the first quarter of 2016, TIL repurchased 2.2 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 83.9 per share, or a gross purchase price of $21.7 million. As of March 31, 2016, the Company’s ownership interest in TIL was 10.9%.

c.

In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including working capital of $6.7 million, of which $0.2 million was realized in the quarter ended March 31, 2015. The Company accounts for its ownership interest in TTOL using the equity method. In January 2016, the Company received $15.0 million as a return of capital from TTOL.

6.	In-process Revenue Contracts

In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As part of the Company’s acquisition of these vessels, the Company assumed three time-charter contracts with terms that were less favorable than the then prevailing market terms. As at December 31, 2015, the Company had a liability based on the estimated fair value of the contracts. The Company amortized this liability over the remaining term of the contracts, which expired in the first quarter of 2016.

Amortization of in-process revenue contracts for the quarter ended March 31, 2016 was $1.2 million (December 31, 2015 – $4.8 million), which is included in other revenues (note 15) on the consolidated statements of income. As at March 31, 2016, the contracts have been fully amortized.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Long-Term Debt

	As at March 31, 2016 $	As at December 31, 2015 $
Revolving Credit Facilities due through 2021	522,746	530,971
Term Loans due through 2021	577,059	635,330

Total principal	1,099,805	1,166,301
Unamortized discount and debt issuance costs	(11,382)	(1,696)

Total debt	1,088,423	1,164,605
Less: current portion	(158,346)	(174,047)

Non-current portion of long-term debt	930,077	990,558

As at March 31, 2016, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $558.2 million, of which $35.5 million was undrawn (December 31, 2015 – $545.5 million, of which $14.6 million was undrawn). Interest payments are based on LIBOR plus margins, which, at March 31, 2016, ranged between 0.45% and 2.00% (December 31, 2015: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $25.7 million (remainder of 2016), $96.1 million (2017), $67.3 million (2018), $nil (2019), $nil (2020) and $369.1 million (thereafter). As at March 31, 2016, the Company also had two term loans outstanding, which totaled $577.1 million (December 31, 2015 – $635.3 million). Interest payments on the term loans are based on LIBOR plus margins, which, at March 31, 2016 ranged from 0.30% to 2.00% (December 31, 2015 – 0.30% to 2.80%). The term loan repayments are made in quarterly or semi-annual payments and have balloon or bullet repayments due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the refinanced debt facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. As at March 31, 2016, $845.8 million of the refinanced debt facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017. The refinanced debt facility is collateralized by 36 of the Company’s vessels, together with other related security. The refinanced debt facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. As at March 31, 2016, this ratio was 159%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s two remaining revolvers are collateralized by seven of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at March 31, 2016, this ratio was 140%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. One of the Revolvers is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining term loan is collateralized by two of the Company’s vessels, together with other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at March 31, 2016, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of March 31, 2016, the term loan arrangement had an outstanding balance of $172.0 million, of which $83.7 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan or revolving credit facility.

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2016 was 2.3% (December 31, 2015 – 1.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 8).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to March 31, 2016 are $129.0 million (remaining 2016), $206.0 million (2017), $177.3 million (2018), $110.0 million (2019), $110.0 million (2020) and $367.5 million (thereafter).

8.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on derivative instruments in the consolidated statements of income. During the three months ended March 31, 2016, the Company recognized a realized loss of $9.6 million and an unrealized gain of $3.9 million relating to its interest rate swaps. During the three months ended March 31, 2015, the Company recognized a realized loss of $2.4 million and an unrealized gain of $0.9 million relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at March 31, 2016:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	LIBOR	200,000	(1,745)	0.5	2.61
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	200,000	(1,851)	4.2	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	(2,959)	4.8	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	(61)	4.8	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of March 31, 2016, ranged from 0.30% to 2.00%.
(2)	Scheduled to commence in October 2016.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at March 31, 2016, the first two tranches have vested. As at March 31, 2016, the fair value of the stock purchase warrant was $3.1 million (December 31, 2015—$5.2 million), which is reflected as a derivative asset on the Company’s consolidated balance sheets. During the three months ended March 31, 2016, the Company recognized an unrealized loss of $2.1 million relating to the changes in the value of the warrant, compared to an unrealized loss of $40 thousand for the same period in the prior year. Unrealized gains and losses are reflected in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Other (Expense) Income

The components of other (expense) income are as follows:

	Three Months Ended March 31,
	2016 $	2015 $
Freight tax (provision) recovery	(2,477)	67
Foreign exchange loss	(163)	(47)
Other (expense) income	(6)	1

Total	(2,646)	21

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to March 31, 2016:

2016
$
Balance of unrecognized tax benefits as at January 1	7,511
Increases for positions related to the current period	2,089
Changes for positions taken in prior periods	388
Decreases related to statute of limitations	(121)

Balance of unrecognized tax benefits as at March 31	9,867

The majority of the net increase for positions for the three months ended March 31, 2016 relates to potential tax on freight income.

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

10.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		March 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	69,374	69,374	97,287	97,287
Derivative instruments
Interest rate swap agreements (1)	Level 2	(6,616)	(6,616)	(10,538)	(10,538)
Stock purchase warrant	Level 3	3,053	3,053	5,164	5,164
Other:
Advances to equity accounted investments	Note (2)	13,980	Note (2)	13,980	Note (2)
Long-term debt, including current portion	Level 2	1,088,423	(1,074,094)	1,164,605	(1,140,135)

(1)	The fair value of the Company’s interest rate swap agreements at March 31, 2016 excludes accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.
(2)

The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at March 31, 2016 and December 31, 2015 were not determinable.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Changes in fair value during the three months ended March 31, 2016 and 2015 for the Company’s derivative instrument, the TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended
	March 31, 2016 $	March 31, 2015 $
Fair value at the beginning of the period	5,164	4,657
Unrealized loss included in earnings	(2,111)	(40)

Fair value at the end of the period	3,053	4,617

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL. The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of March 31, 2016 is based on the historical volatility of comparable companies of 54.44%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			March 31, 2016	December 31, 2015
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	13,980	13,980

			13,980	13,980

11.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at March 31, 2016 and December 31, 2015 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2016, the Company had 133.0 million shares of Class A common stock (December 31, 2015 – 132.8 million), 23.2 million shares of Class B common stock (December 31, 2015 – 23.2 million) and no shares of preferred stock (December 31, 2015 – nil) issued and outstanding.

During March 2016, a total of 9,358 shares of Class A common stock with aggregate values of $35.0 thousand and 0.3 million stock options with an exercise price of $3.74 per share were granted to the Company’s non-management directors as part of their annual compensation for 2016. These stock options have a ten-year term and vest immediately. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the non-management directors. During March 2015, a total of 38,961 shares of Class A common stock with aggregate values of $0.2 million were granted to non-management directors of the Company. In January 2015, the Company issued 3 million shares of its Class A common stock for net proceeds of $13.7 million upon the exercise by the underwriters of their options to purchase additional shares in connection with the Company’s December 2014 public offering.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During March 2016, the Company granted 0.2 million stock options with an exercise price of $3.74 per share to an officer of the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date. The weighted-average fair value of the stock options granted during March 2016 was $0.87 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 51.3%; expected life of five years; dividend yield of 7.8%; and risk-free interest rate of 1.21%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During March 2016, the Company also granted 0.3 million restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

During the three months ended March 31, 2016 and 2015, the Company recorded $0.8 million and $0.7 million, respectively, of expenses related to the restricted stock units and stock options. During the three months ended March 31, 2016, a total of 0.3 million restricted stock units with a market value of $1.0 million vested and were paid to the grantees by issuing 0.2 million shares of Class A common stock, net of withholding taxes.

12.	Related Party Transactions

Management Fee – Related and Other

a.

Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively, the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2015. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2016 $	March 31, 2015 $
Time-charter revenues (i)	2,535	—
Pool management fees and commissions (ii)	(3,136)	(2,392)
Commercial management fees (iii)	(340)	(203)
Vessel operating expenses – technical management fee (iv)	(2,311)	(1,500)
Strategic and administrative service fees (v)	(2,215)	(1,942)
Entities under Common Control (note 3)
Time-charter revenues (vi)	—	1,935
Commercial management fees	—	(63)
Vessel operating expenses – technical management fee	—	(117)
Strategic and administrative service fees	—	(169)

(i)

In December 2015, immediately after the acquisition of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which expires in July 2016.

(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(iv)	The cost of ship management services provided by the Manager are presented as vessel operating expenses.
(v)

The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 11) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

(vi)

The Company recorded $1.9 million related to a time charter-out contract for the Explorer Spirit for the three months ended March 31, 2015 associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter contract with SPT which expired in September 2015.

b.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $50.3 million and $46.8 million as at March 31, 2016 and December 31, 2015, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.	On July 31, 2015, the Company acquired SPT (see note 16).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

13.	Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on net income available for common shareholders, which excludes net income attributable to Entities under Common Control, and on the weighted average number of shares of common stock outstanding, including the effect of dilutive potential common stock outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share are as follows:

	Three Months Ended
	March 31, 2016 $	March 31, 2015 $
Net income	38,980	39,976
Net income attributable to the Entities under
Common Control	—	991

Net income available for common shareholders	38,980	38,985

Weighted average number of common shares – basic	156,083,657	115,044,039
Dilutive effect of stock-based awards	409,080	588,996

Weighted average number of common shares – diluted	156,492,737	115,633,035

– Basic	0.25	0.34
– Diluted	0.25	0.34

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the three months ended March 31, 2016 and 2015, options to acquire 0.2 million and 0.1 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

14.	Shipbuilding Contracts

In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to 12 additional vessels. The payment of the Company’s first shipyard instalment was contingent on the Company receiving acceptable refund guarantees for the shipyard instalment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company went on to exercise its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013 the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreements. Having asserted that this was the position, in February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheets as of December 31, 2015.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally the $0.6 million cash deposit was refunded to the Company in March 2016. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The trial in the English High Court in respect of the Option Agreement commenced on April 11, 2016.

15.	Other Revenues and Restructuring Charges

During the three months ended March 31, 2016, the Company recognized $9.4 million of revenue from its lightering support operations (see note 4) and amortized $1.2 million of its in-process revenue contracts which are included in other revenues on the consolidated statements of income (see note 6).

During the three months ended March 31, 2015, the Company incurred $5.3 million of restructuring costs which related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. This charge was 100% recovered from the customer and is reflected in other revenues on the consolidated statements of income. As at March 31, 2016 and December 31, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.	Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a leading global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) below.

The acquisition of SPT was accounted for using the purchase method of accounting, based upon final estimates of fair value.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s statements of income for the first quarter of 2016.

As at July 31, 2015 $
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (1)	17,901
Customer contracts (1)	4,599
Goodwill (2)	8,059

Total assets acquired	52,564

LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total liabilities assumed	(6,926)

Net assets acquired (3)	45,638

(1)

The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at March 31, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $2.0 million and $20.5 million, respectively. Amortization of intangible assets following March 31, 2016 is expected to be $2.8 million (remainder of 2016), $3.2 million (2017), $2.9 million (2018), $2.2 million (2019), $2.0 million (2020) and $7.4 million (thereafter).

(2)	Goodwill recognized from this acquisition is attributed $1.9 million to the Company’s conventional tanker segment and $6.2 million to the Company’s ship-to-ship transfer segment.
(3)

Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the quarter ended March 31, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2015:

Pro Forma Three months ended March 31, 2015
Revenues	122,552
Net Income	39,966
Earnings per common share:
Basic	0.33
Diluted	0.33

TEEKAY TANKERS LTD.

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2015.

General

Our business is primarily to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at March 31, 2016, our fleet consisted of 64 vessels, including 12 in-chartered vessels, six ship-to-ship (or STS) support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at March 31, 2016:

	Owned Vessels (1)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers	7	—	7
LR2 Product Tanker(2)	—	1	1
VLCC Tanker(3)	1	—	1

Total Fixed-Rate Fleet(4)	11	1	12

Spot-rate:
Suezmax Tankers	19	—	19
Aframax Tankers(5)	7	10	17
LR2 Product Tankers(2)	7	1	8
MR Product Tankers(6)	2	—	2

Total Spot Fleet(7)	35	11	46

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	52	12	64

(1)	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest, are excluded from the fleet list.
(2)

Long Range 2 (or LR2) product tankers. Two LR2 tankers are currently time-chartered in for periods from 12 to 24 months, with one ending in 2016 and one ending in 2017; one of these contracts has an option to extend.

(3)	VLCC owned through a 50/50 joint venture.
(4)	Five time-charter out contracts are scheduled to expire in 2016, three in 2017, three in 2018 and one in 2019.
(5)

Ten Aframax tankers are currently time-chartered in for periods from 12 to 60 months, with six of these periods ending during 2016, three in 2017 and one in 2021; some of these contracts include options to extend at escalating rates. One of the in-chartered tankers traded on voyage charters.

(6)	Medium Range (or MR) product tankers.
(7)

A total of 34 of our owned vessels and ten of our in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at March 31, 2016, the five vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers, 33 modern Aframax tankers, five Aframax tankers over 15-years-old, 13 LR2 tankers and 53 MR tankers, respectively, including vessels owned by other pool members.

Significant Developments in 2016

Legal Action for Damages

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreements). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreements. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

On February 15, 2016, our subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally the cash deposit of $0.6 million which was held in escrow was refunded to us in March 2016. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection. The trial in the English High Court in respect of the Option Agreements commenced on April 11, 2016.

New Loan Facilities

In January 2016, we entered into a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The funds were used to repay our two bridge loan facilities, which matured in late January 2016, and our main corporate revolving credit facility, which was scheduled to mature in 2017.

New Interest Rate Swaps

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Time Chartered-in Vessels

In December 2015, we entered into a new in-charter contract for one Aframax tanker which was delivered to us in February 2016. The new in-charter contract has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, two in-chartered Aframax tankers were redelivered back to their respective owners in April 2016 and two in-chartered Aframax tankers are to be redelivered back to their owners in May 2016.

Acquisition of Entities under Common Control

In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $80.0 million and working capital of approximately $8.6 million, including the assumption of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business) for a net amount of $39.0 million. Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016.

The acquisition of the 2015 Acquired Business was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the Entities under Common Control. Please read Item 1 – Financial Statements: Note 3 – Acquisition of Entities under Common Control.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015.

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the ship-to-ship transfer segment, each of which are discussed below. Please read “Item 1 – Financial Statements: Note  4 – Segment Reporting.”

Conventional Tankers Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

Ship-to-ship Transfer Segment

Our ship-to-ship transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment as part of full service lightering operations and other related services.

Three Months Ended March 31, 2016 versus Three Months Ended March 31, 2015

The following table presents our operating results for the three months ended March 31, 2016 and 2015, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Conventional Tankers		Ship-to-ship Transfer		Total
	Three Months Ended March 31,
(in thousands of U.S. dollars)	2016	2015	2016	2015	2016	2015
Revenues(1)	155,565	107,523	9,385	—	164,950	107,523
Less: Voyage expenses(1)	(12,557)	(3,898)	(266)	—	(12,823)	(3,898)

Net revenues	143,008	103,625	9,119	—	152,127	103,625
Vessel operating expenses	(37,508)	(23,972)	(7,565)	—	(45,073)	(23,972)
Time-charter hire expense	(20,430)	(15,003)	(286)	—	(20,716)	(15,003)
Depreciation and amortization	(25,954)	(14,456)	(1,113)	—	(27,067)	(14,456)
General and administrative expenses	(4,771)	(3,471)	(662)	—	(5,433)	(3,471)
Restructuring charges	—	(5,324)	—	—	—	(5,324)

Income (loss) from operations	54,345	41,399	(507)	—	53,838	41,399

Equity income	3,814	2,582	—	—	3,814	2,582

(1)

Excludes $0.7 million of revenues for the three months ended March 31, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market

The crude tanker market remains well-supported by strong oil supply and demand fundamentals. However, a number of seasonal and one-off factors led to a quarter-on-quarter decline in tanker rates during the first quarter of 2016. These factors included a period of heavy refinery maintenance to make up for maintenance that had been deferred in 2015 due to strong refining margins, mild winter weather in the Northern hemisphere, and rising bunker costs as a result of higher oil prices.

Oil market fundamentals continue to support crude tanker demand. OPEC oil production remains near record highs and the breakdown of recent talks in Doha between several OPEC and non-OPEC producers will likely result in oil supply remaining at elevated levels in the near-term. Production outside of OPEC continues to decline, with U.S. crude oil production recently falling below 9 million barrels per day (or mb/d) for the first time since October 2014. This slowdown has led to a renewed increase in U.S. crude oil imports, while the recent repeal of the crude oil export ban has resulted in the first few export cargoes leaving the United States. Global oil demand is forecast to grow by 1.2 mb/d in 2016 (based on the average of IEA, EIA, and OPEC forecasts), while relatively low oil prices continue to encourage strategic and commercial stockpiling of oil. Lastly, there continues to be significant port and ullage delays in certain regions, particularly in China, which helps to tighten regional tonnage balances.

We expect global tanker fleet growth to accelerate in 2016, with projected growth of 4.4% and 4.1% in the Suezmax and Aframax / Long Range 2 (LR2) fleets, respectively (up from 1.6% and 3.2% growth in 2015). However, Suezmax fleet growth is more heavily weighted towards the second half of 2016 and thus the full impact will likely be felt more in 2017. A lack of access to capital in the industry has resulted in virtually no new tanker orders in 2016, with only 1.1 million deadweight of orders placed in the first quarter of 2016, which was the lowest quarter for new tanker orders since the fourth quarter of 2009. If this continues, we expect low global fleet growth after the current order-book delivers over the course of 2016 and 2017.

Overall, we expect that 2016 will be a relatively strong year for crude tanker rates driven by the positive fundamentals of high oil supply, strong oil demand, relatively low oil prices, new trade routes, and moderate fleet growth.

Fleet and TCE Rates

As at March 31, 2016, we owned 45 double-hulled conventional oil and product tankers and we time-chartered in ten Aframax and two LR2 vessels from third parties. We also owned a 50% interest in one VLCC, which results are included in equity income.

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
	Net Revenues (1) (2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues(2) (3) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts – Suezmax	$61,295	1,696	$36,145	$35,227	893	$39,433
Voyage-charter contracts – Aframax	$38,351	1,466	$26,159	$31,573	1,060	$29,794
Voyage-charter contracts – LR2	$16,092	679	$23,687	$17,183	690	$24,899
Voyage-charter contracts – MR	$3,387	182	$18,609	$3,752	200	$18,751
Time-charter out contracts – Suezmax	$6,082	189	$32,106	—	—	—
Time-charter out contracts – Aframax	$14,410	633	$22,768	$11,899	649	$18,346
Time-charter out contracts – LR2	$2,310	91	$25,388	—	—	—
Time-charter out contracts – MR	—	—	—	$1,970	50	$39,036

Total	$141,927	4,936	$28,756	$101,604	3,542	$28,683

(1)

Excludes a total of $3.6 million in pool management fees and commissions payable for commercial management for our vessels and $0.2 million in other revenue, partially offset by off-hire bunker expense.

(2)

Excludes $12.5 million of full service lightering and lightering support service revenues and $1.2 million of in-process revenue contract revenue for the three months ended March 31, 2016, and $5.3 million of crew redundancy costs recovered from one of our customers for the three months ended March 31, 2015.

(3)	Excludes a total of $2.8 million in pool management fees and commissions payable for commercial management for our vessels and $0.5 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $152.1 million for the three months ended March 31, 2016, compared to $103.6 million for the same period in the prior year. The increases were primarily due to:

•

a net increase of $43.8 million for the three months ended March 31, 2016 primarily due to the addition of 11 Suezmax tankers (excluding one which is currently in drydock) that we acquired during the second half of 2015, the addition of three Aframax in-charters and one LR2 in-charter that were delivered to us at various times during 2015 and 2016, and the addition of one Aframax tanker and two LR2 product tankers that we acquired during the first quarter of 2015, partially offset by the redeliveries of two in-charters to their owners in the first quarter of 2016 and the sale of one MR product tanker in late 2015;

•

an increase of $12.5 million for the three months ended March 31, 2016 due to the acquisition of SPT during the third quarter of 2015, of which $2.7 million is related to full service lightering operations that are included as part of our conventional tanker segment;

•	a net increase of $2.7 million for the three months ended March 31, 2016 due to fewer off-hire days in the first quarter of 2016 compared to the same period in the prior year;

•	an increase of $2.6 million for the three months ended March 31, 2016 due to higher rates earned on our out-chartered Aframax tankers;

•	an increase of $1.2 million for the three months ended March 31, 2016 due to in-process revenue contract amortization we recognized in revenue in the first quarter of 2016; and

•	an increase of $1.1 million for the three months ended March 31, 2016 due to one additional calendar day as 2016 is a leap year;

partially offset by

•

a decrease of $5.3 million for the three months ended March 31, 2016 due to redundancy cost for the Australian seafarers that was recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015;

•	a decrease of $4.1 million for the three months ended March 31, 2016 due to lower average realized rates earned by our Aframax tankers;

•	a decrease of $2.9 million for the three months ended March 31, 2016 due to lower average realized rates earned by our Suezmax tankers;

•	a net decrease of $2.0 million for the three months ended March 31, 2016 due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•	a decrease of $0.8 million for the three months ended March 31, 2016 due to lower average realized rates earned by our LR2 product tankers; and

•	a net decrease of $0.2 million for the three months ended March 31, 2016 due to higher pool management fees, commissions, off-hire bunker expense and other expenses.

Vessel Operating Expenses. Vessel operating expenses were $45.1 million for the three months ended March 31, 2016, compared to $24.0 million for the same period in the prior year. The change in vessel operating expenses was primarily due to:

•

an increase of $11.9 million for the three months ended March 31, 2016 due to the addition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that we acquired during the first and third quarters of 2015;

•	an increase of $6.3 million for the three months ended March 31, 2016 due to additional expenditures directly related to the ship-to-ship business acquired during 2015;

•	an increase of $2.0 million for the three months ended March 31, 2016, due to higher ship management fees relating to the 17 vessels and the ship-to-ship transfer business acquired during 2015; and

•	net increases of $1.1 million for the three months ended March 31, 2016, relating to the timing and extent of planned vessel maintenance and repairs;

partially offset by

•	a net decrease of $0.4 million for the three months ended March 31, 2016, due to lower fleet overhead costs resulting from the timing of crew training initiatives.

Time-charter Hire Expense. Time-charter hire expense increased to $20.7 million for the three months ended March 31, 2016, compared to $15.0 million, for the same period in the prior year. This is primarily due to the addition of three Aframax tankers and one LR2 product tanker that we in-chartered during the second quarter of 2015 to the first quarter of 2016, one Aframax tanker which was offhire in the first quarter of 2015 and higher time-charter rates due to the profit sharing components and options we exercised to extend the in-charter contracts, at higher rates, associated with four Aframax tankers and one LR2 product tanker. These increases were partially offset by decreases as a result of one Aframax tanker and one LR2 product tanker which were redelivered back to their respective owners during the quarter and two previously in-chartered LR2 product tankers which were acquired in February 2015.

Depreciation and Amortization. Depreciation and amortization expense was $27.1 million for the three months ended March 31, 2016, compared to $14.5 million, for the same period in the prior year. The increase is primarily related to the addition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers we acquired during the first and third quarters of 2015 and the acquisition of the ship-to-ship transfer business during the third quarter of 2015. Amortization related to dry-docking expenditures also increased during the quarter due to more dry-docking activities which were completed in late 2015 and early 2016.

General and Administrative Expenses. General and administrative expenses were $5.4 million for the three months ended March 31, 2016, compared to $3.5 million for the same period in the prior year. The increase primarily is the result of:

•

increases of $1.2 million for the three months ended March 31, 2016 as a result of higher corporate expenses incurred during the first quarter of 2016, primarily as a result of legal expenses related to financing activities and the STX arbitration (please read Item 1 – Financial Statements: Note 14 – Shipbuilding Contracts); and

•	an increase of $0.7 million for the three ended March 31, 2016 due to additional general and administrative expenses related to the new ship-to-ship transfer business acquired during 2015.

Equity Income.

	Three Months Ended
	March 31, 2016	March 31, 2015
(in thousands of U.S. dollars)	$	$
High-Q Joint Venture	329	545
Tanker Investments Ltd.	2,080	1,770
Teekay Tanker Operations Ltd.	1,405	267

Total equity income	3,814	2,582

Equity income was $3.8 million for the three months ended March 31, 2016, compared to equity income of $2.6 million for the same period in the prior year. The increase is primarily due to:

•

increases of $1.1 million for the three months ended March 31, 2016, due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (or TTOL), primarily related to our share of cancellation fees paid to Anglo-Eastern during the first quarter of 2015 for acquiring its 49% share in Teekay Marine Ltd.; and

•

increases of $0.3 million for the three months ended March 31, 2016, primarily due to an increase in our ownership in TIL from 9.29% to 10.92% partially offset by lower equity earnings from TIL resulting from overall lower realized spot rates earned during the three months ended March 31, 2016;

partially offset by

•	a decrease of $0.2 million for the three months ended March 31, 2016, primarily due to lower equity earnings from our High-Q joint venture.

In late October 2015, TTOL, a 50% owner in the Gemini Tankers commercial Suezmax pool, reached an agreement with the other owner to dissolve this pooling arrangement. Both parties agreed to conduct new chartering operations for their respective vessels under their own chartering teams after November 6, 2015, while any existing voyages as of that date continued to be managed within the Gemini pool until their completion. Subsequent to voyages completed under the Gemini pool, TTOL now commercially manages Suezmax vessels under a new revenue sharing arrangement (Suezmax RSA).

Please refer to Item 1 – Financial Statements: Note 5 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2016 and 2015:

	Three Months Ended
(in thousands of U.S. dollars)	March 31, 2016	March 31, 2015
Interest expense	(8,271)	(2,470)
Interest income	26	31
Realized and unrealized loss on derivative instruments	(7,781)	(1,587)
Other (expense) income	(2,646)	21

Interest expense. Interest expense was $8.3 million for the three months ended March 31, 2016, compared to $2.5 million for the same period in the prior year. The increase in interest expense was primarily due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that were acquired during 2015.

Realized and Unrealized Losses on Derivative Instruments. Realized and unrealized losses on interest rate swaps were $5.7 million for the three months ended March 31, 2016, compared to a realized and unrealized loss of $1.5 million for the same period in the prior year. In February 2016, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462% and are scheduled to commence in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.

As at March 31, 2016, we had interest rate swap agreements with aggregate outstanding notional amounts of $400.0 million with a weighted-average fixed rate of 2.0%. We also have additional interest rate swap agreements with aggregate outstanding notional amounts of $200.0 million which are scheduled to commence in October 2016.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $3.9 million for the three months ended March 31, 2016, compared to unrealized gains of $0.9 million for the same period in the prior year, and was primarily due to the termination of an existing interest rate swap and partially offset by the new interest rate swaps we entered into during the quarter.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $3.1 million as at March 31, 2016 (December 31, 2015 -$5.2 million) and we recognized an unrealized loss of $2.1 million in the three months ended March 31, 2016, compared to an unrealized loss of $40 thousand for the same period in the prior year. Please refer to Item 1 – Financial Statements: Note 8 – Derivative Instruments.

Other (expense) income. Other expense was $2.6 million for the three months ended March 31, 2016, compared to other income of $21 thousand for the same period in the prior year. The increase in other expense for the three months ended March 31, 2016 is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at March 31, 2016, our total consolidated cash and cash equivalents was $68.4 million, compared to $96.4 million at December 31, 2015. Our cash balance as at March 31, 2016 decreased primarily as a result of a net reduction in our long-term debt in conjunction with the refinancing of our long-term debt facilities (described below) and dividends paid.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $103.9 million as at March 31, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares. Commencing with the dividend paid in the first quarter of 2016, we have adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our continuous offering program. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities, which matured in late January 2016, and also our main corporate revolving credit facility, which was scheduled to mature in 2017. As of March 31, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $827.4 million, of which, $334.1 million relates to the revolving credit facility and $493.3 million relates to the term loan.

Our revolving credit facilities and term loans are described in note 7 to our interim consolidated financial statements included in Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2016, we were in compliance with all covenants relating to our revolving credit facilities and term loans. Teekay has also advised us that they are in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
(in thousands of U.S. dollars)	March 31, 2016	March 31, 2015
Net cash flow provided by operating activities	55,721	41,467
Net cash flow (used for) provided by financing activities	(96,400)	63,542
Net cash flow provided by (used for) investing activities	12,636	(227,293)

Operating Cash Flows

Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities increased by $14.3 million for the three months ended March 31, 2016, compared to the same period in 2015. This increase was primarily due to the following:

•

an increase of $11.9 million in operating earnings primarily as a result of an increase in our fleet size (due to the acquisition of 12 modern Suezmax tankers and the chartering-in of an additional two vessels) and increases due to the operating earnings of the ship-to-ship transfer business acquired on July 31, 2015; and

•	an increase of $2.5 million in operating cash flows due to the timing of the settlement of operating assets and liabilities;

partially offset by:

•	a decrease of $0.2 million in operating cash flows relating to higher dry-docking costs incurred in the three months ended March 31, 2016, compared to the same period in 2015.

Financing Cash Flows

Net cash flow provided by financing activities in the three months ended March 31, 2016 decreased by $159.9 million compared to the same period in 2015 primarily as a result of the following:

•	a net decrease of $131.3 million due to the refinancing of our long-term debt facilities in addition to repayments on our current term loans and revolving credit facilities;

•

a decrease of $15.3 million due to additional cash dividends paid during the three months ended March 31, 2016, as a result of the change in our dividend policy and the increase in the number of our shares of outstanding Class A and Class B common stock from issuances of our shares in 2015; and

•	a decrease of $13.7 million in cash inflows related to 3.0 million shares of Class A common stock which were issued in January 2015.

Investing Cash Flows

Net cash flow used for investing activities in the three months ended March 31, 2016 decreased by $239.9 million compared to the same period in 2015 primarily due to the following:

•	a decrease of $224.7 million in cash outflows related to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures; and

•	an increase of $15.2 million in cash inflows related to the return of capital from our investment in TTOL.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2016:

(in millions of U.S. dollars)	Total	Remainder of 2016	2017	2018	2019	2020	Beyond 2021
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt(1)	591.8	129.0	128.4	111.8	110.0	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt(1)	508.0	—	77.6	65.5	—	—	364.9
Chartered-in vessels (operating leases) (2)	86.5	39.8	20.4	8.3	8.3	8.3	1.4

Total	1,186.3	168.8	226.4	185.6	118.3	118.3	368.9

(1)

Excludes expected interest payments of $17.5 million (remaining in 2016), $20.0 million (2017), $16.4 million (2018), $13.4 million (2019), $10.6 million (2020) and $4.7 million (beyond 2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of March 31, 2016. If we exercise all options to extend the terms of these in-chartered leases, we would expect total payments of $39.8 million (remaining in 2016), $32.3 million (2017), $16.7 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2021).

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2016.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2016 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates;

•	the expected delivery dates for in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices, production and refinery capacity;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the impact of the SPT acquisition on us and our results of operations;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the outcome of legal action involving STX; increased costs; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at March 31, 2016, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2016, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	129.0	206.0	177.3	110.0	110.0	367.5	1,099.8	1,074.1	2.3%
Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	200.0	—	—	—	—	—	200.0	1.7	2.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	200.0	—	200.0	1.8	1.5%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	150.0	150.0	3.0	1.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	50.0	50.0	0.1	1.2%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt.
(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), we may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches, of which the first two tranches have already been vested as of March 31, 2016. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

MARCH 31, 2016

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Note 14 (Shipbuilding Contracts) to the consolidated financial statements included in this Report for a description of legal action involving STX.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Mine Safety Disclosures

None.

Item 5 – Other Information

None.

Item 6 – Exhibits

None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 31, 2016	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)